SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29441; 813-00373]

Elfun Trusts, et al.; Notice of Application

September 27, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(b) of the Investment Company Act of 1940 ("Act") for an exemption from sections 15(a) and 15(c) of the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit certain employees' securities companies to enter into and materially amend investment subadvisory agreements ("Subadvisory Agreements") with investment subadvisers ("Subadvisers") without shareholder approval, and subject to the approval of a board of trustees ("Board") all the members of which are "interested persons" within the meaning of section 2(a)(19) of the Act ("Interested Board Members"), and would grant relief from certain disclosure requirements.

Applicants: Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Money Market Fund, General Electric S&S Program Mutual Fund, and General Electric S&S Income Fund (each, a "Fund" and, collectively, the "Funds"), and GE Asset Management Incorporated (the "Adviser").

Filing Dates: The application was filed on July 9, 2008, and amended on January 20, 2009, January 28, 2009, and August 20, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 22, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, CT 06905.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Fund is organized as a trust under the laws of New York or under the laws of Connecticut, and is a single series open-end management investment company

registered under the Act.[1] Each Fund is an "employees' securities company," as defined

in section 2(a)(13) of the Act, that has previously received a Commission order under

section 6(b) of the Act granting relief from: (i) section 10(a) of the Act to permit the

Fund to have a Board comprised only of Interested Board Members, (ii) section 15(a) of

the Act to permit the Fund to enter into an advisory agreement with the Adviser (or

predecessors of the Adviser) without obtaining the approval of shareholders, and (iii)

section 15(c) of the Act to permit the Fund to enter into, renew, or perform an advisory

agreement with the Adviser (or its predecessors) with the approval of its fully

"interested" Board (collectively, the "Prior Orders").

       2.   The Adviser, a wholly-owned subsidiary of General Electric Company

("GE"), is registered as an investment adviser under the Investment Advisers Act of

1940, as amended ("Advisers Act"). The Adviser serves as investment adviser to each

Fund pursuant to an investment advisory agreement with the Fund (each, an "Advisory

Agreement"). In accordance with the Prior Orders, the Funds did not obtain shareholder

approval to implement the Advisory Agreements, and the Advisory Agreements were

approved by the Board comprised only of Interested Board Members.

       3.   Under the terms of the Advisory Agreements, the Adviser provides each

Fund with investment management services and administrative services. For these

services, the Adviser receives from each Fund the compensation specified in the related

Advisory Agreement, which is limited to reimbursement of the Adviser's reasonable

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[1] Applicants also request relief with respect to any future registered open-end company that may be organized
as an "employees' securities company" as defined in section 2(a)(13) of the Act, similar to the Funds as
described in the application, which: (a) is advised by the Adviser; (b) uses the investment management
structure described in the application; and (c) complies with the terms and conditions of the application. The
only existing registered open-end companies of this type that currently intend to rely on the requested order
are named as applicants. If the name of any Fund contains the name of a Subadviser, the name of the Adviser
will precede the name of the Subadviser.

costs of providing investment management and administrative services to the Fund, without an element of profit to the Adviser or its employees. The Advisory Agreements permit the Adviser to delegate certain responsibilities to Subadvisers. The Adviser has not exercised this authority, but may do so if the Commission grants the requested order. Each Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the fully "interested" Board. For its services to a Fund, a Subadviser will receive a fee as described in the related Subadvisory Agreement, which will be paid directly by the Fund. Unlike the Adviser's compensation, which is limited to reimbursement of the Adviser's reasonable costs, the fee paid to a Subadviser (other than an Affiliated Subadviser, as defined below) will contain an element of profit. Compensation to a Subadviser that is an "affiliated person," as defined in section 2(a)(3) of the Act, of the Funds or the Adviser (other than by reason of serving as a Subadviser to one or more Funds) ("Affiliated Subadviser") would be limited to the Affiliated Subadviser's reasonable cost of providing subadvisory services to the particular Fund and would not contain any element of profit.

4.   Applicants request an order to permit the Adviser, subject to the approval of the Board, all the members of which are Interested Board Members, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. Applicants also request an exemption from the various disclosure provisions described below that may require the Funds to disclose fees paid by the Adviser to each Subadviser. An exemption is requested to permit a Fund to disclose (as both a dollar amount and as a

percentage of the Fund's net assets): (a) the aggregate compensation paid to the Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers ("Aggregate Fee Disclosure").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Section 15(c) of the Act makes it unlawful for any registered investment company having a board of directors to enter into, renew, or perform any contract with an investment adviser unless the terms of the contract and any renewal thereof have been approved at an in-person meeting by a majority of directors who are not parties to the contract or "interested persons" of any such party, as that term is defined in section 2(a)(19) of the Act.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[2]

3.   Item 22 of Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"), through the application of rule 20a-1 under the Act, sets forth the information that must be included in an investment company proxy statement. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the

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[2] Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

investment adviser's fees," a description of the "terms of the contract to be acted upon,"

and, if a change in the advisory fee is proposed, the existing and proposed fees and the

difference between the two fees.

5.   Regulation S-X sets forth the requirements for financial statements required

to be included as part of investment company registration statements and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X

require that investment companies include in their financial statements information about

investment advisory fees.

6.   Section 6(b) of the Act provides that the Commission may by order upon

application exempt any employees' securities company from the provisions of the Act, as

well as the rules and regulations thereunder, "if and to the extent that such exemption is

consistent with the protection of investors." Applicants believe that their requested relief

meets this standard.

7.   Applicants assert that under the proposed arrangement, the Adviser would

not face any of the types of conflicts that the typical adviser faces in managing a

registered investment company. Applicants assert that the Adviser shares a substantial

community of interest with the Funds' shareholders, all of whom are current or former

employees of GE, the Adviser, and other affiliates of GE, including immediate family

members of these employees, as well as with the Board members (who themselves are

officers or employees of GE). Applicants also argue that GE, the Adviser, and the Board

members have a strong interest in assuring that the Funds are well managed because of

their belief that the success of these Funds helps to boost employee morale and maintain

satisfactory employee/retiree relations, both of which are matters of vital importance to

GE. Applicants state that the Adviser provides investment management and other services to the Funds at cost, and does not profit in any way from doing so. Applicants assert that because of the alignment of their respective interests and the compensation terms under which the Adviser provides services to the Funds, the Adviser is motivated at all times to act in the best interests of shareholders. Applicants believe that by acting for the benefit of shareholders, the Adviser and the members of the Board are also acting to protect substantially corresponding interests of their own.

8.   Applicants further state that shareholders would expect the Adviser and the Board to select the Subadviser for a Fund that is best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the investor, the role of Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants believe that permitting the Adviser to select, supervise and evaluate Subadvisers without incurring unnecessary delay or expense would benefit Fund investors because it would allow the Funds to operate more efficiently.

9.   Applicants assert that many investment advisers charge their customers for advisory services according to a "posted" fee schedule. Applicants state that while investment advisers typically are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will allow the Adviser to negotiate more effectively with each Subadviser that is not an Affiliated Subadviser.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Within 90 days of the hiring of a new Subadviser, the affected Fund's shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and

Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Subadvisory Agreement with an Affiliated Subadviser unless the agreement provides that the Affiliated Subadviser's compensation will be limited to reimbursement of its reasonable costs of providing subadvisory services to the particular Fund, without any element of profit.

5.   When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

6.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (c) when appropriate, allocate and reallocate a Fund's assets among multiple Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

7.   No director, trustee or officer of any Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is

under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

8.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary